

23002287

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66360

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SP Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1717 St. James Place, Suite 250
                              (No. and Street)

Houston, Texas 77056
     (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William H. Wilson Jr.   713-819-8980   will.wilson@sagepartnersltd.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

325 N.St.Paul St, Suite 3100, Dallas, Texas 75231
(Address)   (City)   (State)   (Zip Code)

09/18/2003   #169
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __William H. Wilson Jr._____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____SP Securities, LLC_____, as of __December 31, 2022_____, 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

JACOB ADAM RHYNE William H. Wilson Jr., CFO
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20184026935
MY COMMISSION EXPIRES JUNE 28, 2026

Notary Public ·

My Commission Expires 06/28/26

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SP SECURITIES LLC
(A Texas Limited Liability Company)

**Report of Independent Registered Public
Accounting Firm, Financial Statements and
Supplementary Information Required by
SEC Rule 17a-5**

Year Ended December 31, 2022

SP SECURITIES LLC

Table of Contents
December 31, 2022

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Member
SP Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of SP Securities, LLC (the Company) as of December 31, 2022, the related statements of operations income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 6, 2023


SP SECURITIES LLC
Statement of Financial Condition
As of December 31, 2022


Assets

Cash and cash equivalents	$ 61,441
Accounts Receivable	63,790
Total Assets	$125,231

Liabilities and Member's Equity

Accounts Payable and Accrued Liabilities	$ 63,920
Total Liabilities	63,920
Member's equity	61,311
Total liabilities and member's equity	$125,231


The accompanying notes are an integral part of these financial statements.

3


SP SECURITIES LLC
Statement of Operations
Year Ended December 31, 2022

Revenue	
Fee income	$1,798,133
Interest Income	14
Total Income	1,798,147
Expenses	
Audit and accounting fees	17,500
Bank Charges	254
Compensation	1,683,365
Professional Fees	0
Regulatory fees and expenses	41,928
State franchise tax	0
Total Expenses	1,743,047
Net Income	$ 55,100

The accompanying notes are an integral part of these financial statements.

SP SECURITIES LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2022

Balance at January 1, 2022	$ 96,211
Capital distributions	(90,000)
Net income	55,100
Balance at December 31, 2022	$ 61,311

The accompanying notes are an integral part of these financial statements.

SP SECURITIES LLC
Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities	
Net Income	$55,100
Adjustments to reconcile net income to net cash provided by operating activities.	
Changes in operating assets and liabilities	
Increase in Accounts Receivable	(4,430)
Increase in Accounts Payable and Accrued Liabilities	1,565
Net cash provided by operating activities	52,235
Cash flows from financing activities	
Capital distributions	(90,000)
Net cash used in financing activities	(90,000)
Net decrease in cash and cash equivalents	(37,765)
Cash and cash equivalents-beginning of year	99,206
Cash and cash equivalents-end of year	$61,441

Supplemental Disclosures

There was no cash paid for either interest or taxes during the year.

The accompanying notes are an integral part of these financial statements.

Note 1 **General Information and Summary of Significant Accounting Policies**

Description of Business

SP Securities, LLC (the Company) was formed on January 15, 2004, as a Texas Limited Liability Company and its member has limited personal liability for the obligations or debts of the entity. The Company is registered as a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Sage Partners Ltd (Parent).

The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. However, the Company is subject to state income taxes, including the Texas margin tax. Taxable income of the Company is reported on the member's federal tax return. The Company remains subject to examination by U.S. federal and state jurisdictions, for years subsequent to 2019, and upon completion of these examinations, (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

The Company complies with the provisions of the *Accounting For Uncertainty In Income Taxes* topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2022.

Revenue Recognition and Accounts Receivable

Substantially all of the Company's revenues are derived from investment banking activities. Advisory fees from mergers and acquisitions engagements and private placement fees are recognized at a point in time when the related transaction is completed and when probability of collection is reasonably assured. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client. All other investment banking advisory related expenses are expensed as incurred. Overhead support fees are charged to registered representatives and recognized over the period the Company provides administrative support.

Accounts receivable are reviewed monthly for collectability and any amounts deemed uncollectable are written off to bad debt expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Note 2   **Related Party Transactions**

Effective September 1, 2022, the Company entered into an Amended and Restated Office and Administrative Services Agreement (the "Agreement") with its Parent. The term of the Agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. Pursuant to the terms of the Agreement, the Company paid $5,600 in fees to its Parent during the year ended December 31, 2022.

The Company charged its registered representatives overhead support fees of $40,000 during the year ended December 31, 2022.

Note 3   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022 the Company had $63,920 of aggregate indebtedness, a ratio of 1.22 to 1 compared to net capital of $52,345 as of that date. At December 31, 2022 net capital was $47,345 in excess of its required net capital of $5,000 and $45,953 in excess of net capital less 10% of aggregate indebtedness.

Note 4   Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2022. Therefore, the statement of changes in liabilities subordinated to claims of general creditors as specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2022.

Note 5   Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates under an exemption from SEC Rule 15c3-3 relying on Footnote 74 of the 2013 SEC Release. The Company does not hold customer funds or securities.

Note 6   Commitments and Contingencies

Concentrations Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits. The Company places its cash and cash equivalents with financial institutions that are considered high quality financial institutions by the Company's management. At times, such cash investments may be in excess of federally insured limits. The Company had a total of $61,441 on deposit in a United States financial institution at December 31, 2022 which did not exceed the Federal Deposit Insurance Corporate (FDIC) insured amounts.

Note 7   Subsequent Events

The Company has evaluated subsequent events through March 6, 2023, the date the financial statements were available to be issued. Management concluded that there were no events to disclose and no events were evaluated after such date.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022

SCHEDULE I
NET CAPITAL REQUIREMENT COMPUTATION
AS REQUIRED BY RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION FOR
SP SECURITIES LLC
As of December 31, 2022

Computation of Net Capital		
Total Assets		$125,231
Less: Total Liabilities		63,920
Net Worth		61,311
Deductions from and/or charges to Net Worth:		
Total non-allowable assets	8,966	
Other deductions or charges		
Total Deductions from Net Worth		8,966
Net Capital before haircuts on securities positions		52,345
Haircuts on securities:		
Total haircuts of securities		
Net Capital		$ 52,345
Computation of Basic Net Capital Requirement		
Net Capital Requirement, the Greater of:		$ 5,000
1/15 of Aggregate Indebtedness	$ 4,261	
Minimum Dollar Requirement	$ 5,000	
Net Capital		52,345
Excess Net Capital:		$ 47,345
Aggregate Indebtedness:		$ 63,920
Excess Net Capital @ 1,000% (Net Capital, less 10% Aggregate Indebtedness)		$ 45,953
Ratio of Aggregate Indebtedness to Net Capital:		1.22
Ratio of Subordinated Indebtedness to Debt/Equity Total:		N/A

There are no differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2022.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Member
SP Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which SP Securities, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Dallas, Texas
March 6, 2023

SP Securities, LLC Exemption Report

SP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Will Wilson, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Will Wilson
Manager/FINOP

Date of Report: February 1, 2023

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member of
SP Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of SP Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we

do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company

Dallas, Texas
March 6, 2023

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/22

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SP Securities LLC
1717 St. James PLace, Suite 250
Houston, TX 77056

FINRA 66360

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $2,697

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (1,102)

      7/23/22
            Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $1,595

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
      Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SP Seucrities LLC

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 12th day of February , 20 23 .

Partner

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/22
and ending 12/31/22

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $1,798,147

2b. Additions:
   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
       predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
       profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:
   (1) Revenues from the distribution of shares of a registered open end investment company or unit
       investment trust, from the sale of variable annuities, from the business of insurance, from investment
       advisory services rendered to registered investment companies or insurance company separate
       accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
       securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
       (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
       from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
       related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
          Code 4075 plus line 2b(4) above) but not in excess
          of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities
          accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions

2d. SIPC Net Operating Revenues $1,798,147

2e. General Assessment @ .0015 $2,697
                              (to page 1, line 2.A.)